By Electronic Mail Only

August 6, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

 Re: Predictmedix Inc.

 Registration Statement on Form 20FR12G

 Filed June 17, 2021

 File No. 000-56295

Dear Securities and Exchange Commission:

We are responding to your letter dated July 15, 2021 (the "Comment Letter") concerning the registration statement on Form 20-F (the "Registration Statement") filed by Predictmedix Inc. (the "Company," "we," "us" or "our"). We have reproduced your comments and the Company's responses below.

Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 1 to the Registration Statement ("Amendment No. 1").  For your convenience and ease of further review, we have also provided by email a marked copy of Amendment No. 1 to show all changes made to the Registration Statement.

Item 3. Key Information

D. Risk Factors, page 8

1) You disclose on the cover page that you are an emerging growth company.  Please disclose  whether you have elected to opt in to the extended transition period under the JOBS Act for complying with new or revised accounting standards.  If so, please include a risk factor disclosing the risks resulting from this election, including that your financial statements may not be comparable to companies that comply with public company effective dates.

Response 1)

We have elected to opt into the extended transition period under the JOBS Act for complying with new or revised accounting standards.  In response to this comment, we have added the following risk factor to page 11 (Word version attached herewith) of our registration statement (Word version attached herewith), reproduced below for your convenience.

As an emerging growth company, we have elected to follow scaled disclosure requirements. As such, our financial statements may not be as extensive as other issuers.

We qualify as an emerging growth company as defined under the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"). Accordingly, we are eligible to comply with reduced disclosure requirements applicable to emerging growth companies for up to five years or such earlier time that we would no longer be an emerging growth company. We would cease to be an emerging growth company if we had USD$1.07 billion in annual gross revenues or more, more than USD$700 million in market value of the common shares held by non-affiliates, or issue more than USD$1.0 billion of non-convertible debt over a three-year period. These reduced disclosure requirements and exemptions include: the ability (i) to include only two years of audited financial statements and the corresponding Management's Discussion and Analysis; (ii) in the event that that we were to cease to qualify as a foreign private issuer, we would have reduced disclosure regarding executive compensation; compared to other reporting companies and (iii) to defer complying with certain changes in accounting standards.  As a result, our financial statements may not be comparable to those of other issuers.

US Securities and Exchange Commission

August 6, 2021

2) Please revise your risk factors to include additional risks specific to the company.  In particular, consider adding risk factors related to the company's foreign private issuer status, cybersecurity risks, and competition for infection screening products.  Expand your risk factor regarding intellectual property to discuss the impact on the company should your officers who assigned the patents leave the company.  Finally, discuss whether any regulatory approvals are required for any of your products.

Response 2)

We have amended our registration statement and added the suggested risk factors on page 11 of the Registration Statement (Word version attached in an e-mail), reproduced below for your convenience.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

We are a foreign private issuer within the meaning of the rules under the Exchange Act. As such, we are exempt from certain provisions applicable to United States domestic public companies. For example: we are not required to provide the same level of disclosure on certain issues, such as executive compensation; we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any "short-swing" trading transaction; for interim reports we may comply with our home country requirements which are less rigorous than the rules applicable to domestic issuers; and we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act. Our shareholders may not have access to certain information they may deem important and are accustomed to receive from U.S. reporting companies."

We are exposed to cybersecurity incidents resulting from deliberate attacks or unintentional events.

Cybersecurity incidents can result from deliberate attacks or unintentional events, and may arise from internal sources (e.g., employees, contractors, service providers, suppliers and operational risks) or external sources (e.g., nation states, terrorists, hacktivists, competitors and acts of nature). Cyber incidents include, but are not limited to, unauthorized access to information systems and data (e.g., through hacking or malicious software) for purposes of misappropriating or corrupting data or causing operational disruption. Cyber incidents also may be caused in a manner that does not require unauthorized access, such as causing denial-of-service attacks on websites (e.g., efforts to make network services unavailable to intended users).

US Securities and Exchange Commission

August 6, 2021

A cyber incident that affects our business or our service providers might cause disruptions and adversely affect their respective business operations and might also result in violations of applicable law (e.g., personal information protection laws), each of which might result in potentially significant financial losses and liabilities, regulatory fines and penalties, reputational harm and reimbursement and other compensation costs. In addition, substantial costs might be incurred to investigate, remediate and prevent cyber incidents.

While we believe our infectious disease screening technology is unique, we may face competition.

The AI field is rapidly evolving. While we believe that our infectious disease screening technology is unique, one or more potential competitors may emerge. Such competitors be able to secure better terms from vendors, adopt more aggressive pricing, and devote more resources to technology.  Competition continues to intensify, including with the development of new business models and the entry of new and well-funded competitors, and as our competitors enter into business combinations or alliances and established companies in other market segments expand to become competitive with our business. In addition, new and enhanced technologies, including search, web and infrastructure computing services, and electronic devices continue to increase our competition. As a result of competition, our product and service offerings may not be successful, we may fail to gain or may lose business, and we may be required to increase our spending or lower prices, any of which could materially reduce our sales and profits.

We rely on patent assignments that could be breached and may be difficult to enforce.

Although we believe that we take reasonable steps to protect our intellectual property, these agreements can be difficult and costly to enforce.  It is possible that current officers of the Company may unintentionally or willfully disclose our confidential information to competitors or seek to breach their patent assignments in the event that a conflict arose between the Company and such officers.  Enforcing a claim that a third-party illegally obtained proprietary technology is expensive, time consuming and unpredictable.

Regulatory Approvals.

At this time we do not believe our products are subject to regulatory approvals in the United States, Canada or the other countries in which we operate. Should we be required to obtain approvals from the US Food and Drug Administration or other comparable regulators, we could be forced to spend significant time and money, and there are no assurances that such approval would be obtained. If such regulatory approval is not obtained, the Company could be forced to discontinue operations in one or more jurisdictions.

US Securities and Exchange Commission

August 6, 2021

Infectious Disease Screening, page 12

3) You state that your technology identifies individuals exhibiting symptoms associated with infectious diseases.  Please describe whether your screening products screen for asymptomatic COVID-19; if not, consider addressing any risks arising from your product not identifying such infections.

Response 3)

We have revised our disclosure in response to the Staff's comment and added the following risk factor on page 10 of the registration statement (Word version attached to email), reproduced below for your convenience.

Our technology is not a diagnostic tool and cannot screen for asymptomatic COVID-19.

Our technology is a screening system and not a diagnostic tool. The technology uses data gathered from a configuration of multispectral cameras and sensors to identify symptoms that are associated with infectious diseases. As such, asymptomatic screening for COVID-19 is beyond the scope of our technology.  How our system's inability to identify asymptomatic infections will be perceived by the market is as yet unknown, however, it may adversely affect our ability to market and sell our product.

Item 4. Information on the Company

B. Business Overview, Page 12

4) Please describe your current business, including any current revenue-generating activities, customers and their geographic location, the status of development efforts for, anticipated time frame for completion of, material costs associated with your planned products and services, and a description of the sources and availability of the materials used to create the hardware for your screening products.  Please clarify which products and services are currently operational and which are future plans. In addition, if relevant, please describe the material effects of government regulations on your business.  Refer to Item 4.B of Form 20-F.

Response 4)

We have added disclosure in response to the Staff's comment under Item 4 on pages 14 and 15 (Word version attached to an email), reproduced below for your convenience.

All Canadian Display Company Ltd, an Ontario corporation doing business as "Juiceworks Exhibits" ("Juiceworks") is the constructor and selling agent for the Company's Safe Entry Systems in North America.  An initial license fee is received by the Company from customers when a Safe Entry System is sold or leased by Juiceworks.  The Company then will receive a recurring monthly licensing fee from customers.  A formal agreement with Juiceworks covering exclusive fabrication rights and non-exclusive selling rights is under discussion.  Outside of North America, the Company intends to market and sell the Safe Entry System directly, however, the Company may enter into arrangements with third parties similar to the arrangement with Juiceworks to cover other territories.

US Securities and Exchange Commission

August 6, 2021

And on page 15:

Safe Entry Stations

Currently, the Company fabricates "Safe Entry Stations" as they are needed to satisfy customer orders.  The Company plans to build an inventory of Safe Entry Systems to be available in North American and India and South Asia.  These plans will be implemented following completion of the Company's new "Edge Computing" configuration which will have the ability to process symptoms detected within the Safe Entry Station's general processing unit and without the need for cloud computing resources.  This upgrade is expected to increase the System's response time.  A beta version of the Edge Computing configuration is in testing.  The Company is not able to predict when a commercial version will be available.

The hardware required for each Safe Entry System is generally available from multiple sources and does not require custom manufacturing or customization by the vendor.  Fabrication is carried out at by our partner, Juiceworks Exhibits, at their facilities pursuant to instructions from the Company.  Juiceworks Exhibits has facilities in the United States and Canada.  The hardware used in the fabrication includes the following components which are integrated to create the Safe Entry Station.

A multispectral camera

A specialized computer module

A power-over-ethernet switch

A hard drive

An LED monitor

Relay switches

A router

A wireless keyboard and mouse

The foregoing components may be changed as the System evolves.

With respect to each installation of a Safe Entry System, the Company typically logs into the System remotely and sets up the individual software requirements and settings for the System.

Currently, customers of the Company include Aspen Properties, which has deployed Safe Entry Systems in its Calgary and Edmonton, Canada office towers.  Flow Alkaline Spring Water has deployed units in each of their manufacturing plants in Canada and the United States.  In Nepal, a major telecommunications provider is testing a unit for potential deployment through their national chain of mobile phone retail outlets and offices.  In India, Indian Oil Corporation Ltd., has completed a pilot program using the Safe Entry System and is requesting a proposal to deploy the system throughout their facilities.  MGM Hospital in Mumbai, India has installed a Safe Entry Station at an entranceway to their testing clinic.  Multiple units are deployed at locations such as a Juiceworks manufacturing facility in Canada and Paras Defense and Space Technologies in India.  The foregoing information is current as of the date of this registration statement and subject to change.

US Securities and Exchange Commission

August 6, 2021

Mental Health Screening, page 13

5) Please describe how your technology is expected to assist with "diagnosis and    management of mental health disorders."

Response 5)

We have added disclosure in response to the Staff's comment under Item 4 on page 16 (Attached Word version), reproduced below for your convenience.

The Company is positioning its technology as a triage tool for mental health centers.  When people step into a clinic which specializes in treating and diagnosing mental illness, our technology could be a first step screening tool that will scan individuals to identify the earliest signs of mental illnesses.  In this way the System can aid physicians both in early diagnosis and treatment.  The broader objective for the technology is to develop and incorporate AI algorithms that can provide objective recommendations for diagnosis and treatment by analyzing video and audio data from the individuals being screened.  If someone is exhibiting early signs of mental illnesses such as dementia or depression, the technology would accelerate the identification of these symptoms and the underlying and serve as a tool for treating physicians.

Remote Patient Monitoring and Treatment, page 13

6) Please describe what the "points that may be redeemed by the patient" may be redeemed for and what rewards care providers may obtain.

Response 6)

We have revised our disclosure in response to the Staff's comment and added the following under Item 4 on page 16 (Attached Word version), reproduced below for your convenience.

Remote patient monitoring platforms commonly suffer from a lack of patient compliance because it is frequently dependent on patient self-reporting. We believe that patient compliance can be improved by offering "reward points" for actively using our technology. We are working on partnering with existing rewards programs used by retailers and pharmacies such that our points can be used for the purchase of goods and services from these retailers and pharmacies.  This program is in an early stage and no such reward programs are currently in place.

Significant Business Developments During the Year ended January 31, 2021

Other Developments, page 15

7) Please describe the nature of your business relationships with the companies you have listed in this section. Disclose the material terms of any agreements that you have with these companies.

US Securities and Exchange Commission

August 6, 2021

Response 7)

We have revised our disclosure in response to the Staff's comment and added the following disclosure on page 18.

While we are in the process of developing business relationships with the companies described in this section below, we have not entered into any material contracts or agreements.

A. Operating Results, page 17

8) It appears from your disclosures that you have determined the Company has adequate technical, financial and other resources to complete the development of the MobileWellbing (MWB) and Infectious Disease Symptom Screening Solutions (IDSS) technologies.  Please discuss your plans to develop the MWB and IDSS technologies and product lines in accordance with Instruction 1 to Item 5 of Form 20-F.  Address and quantify the capital resource requirements you have determined are necessary      to bring these technologies to completion.  Identify and quantify those available capital resources you plan to rely upon to complete the development of these technologies.  Explain how and when you expect to generate MWB and IDSS revenues. Address any known uncertainties related to your recovery of your investments in the technologies.

Response 8)

We have revised our disclosure in response to the Staff's comment and added the following disclosure on page 28.

We are in the process of assembling a team to expedite development and launch of the first version of Mobile Well Being. We anticipate that this effort will require a resource base of four full-time persons specializing in front and back-end development working on the project for approximately six months. We have had discussions with teams based in India.  The projected cost is anticipated to be in the range of $2,000 to $3,000 per person per month.  We believe that the Company is adequately capitalized to begin and complete this development. We anticipate launching the first version of the platform towards the end of 2021.  With respect to our infectious disease symptom solution, our partners/distributors are in the process of securing customer contracts.  We expect this process to gain further momentum over the next two quarters or 2021.

9) We note that your results of operations does not fully address material changes in your line items for the comparative periods.  Please include a quantitative and qualitative description of the reasons and factors underlying material changes, including where material changes within a line item offset one another.  In addition, you should remove vague terms such as "primarily" in favor of specific quantifications.

US Securities and Exchange Commission

August 6, 2021

Response 9)

In response to the Staff's comments, we have revised the disclosure on commencing on page 20 of the Registration Statement (Word version attached to email).

Due to the length of the new disclosure, we have not included it in this letter.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management, page 22

10) Please disclose the positions Messrs. Kales, Kushwah, and Malhotra currently hold at other companies, including the companies owned and controlled by such individuals. In this regard, we note that Sheldon Kales owns and controls Greenacres Medical Corp. and Rahul Kushwah owns and controls 2499597 Ontario Inc.  Disclose the number of hours that each officer intends to devote to the business of the company and include a risk factor discussing any potential conflicts of interest resulting from business activities outside of the company.

Response 10)

We are informed by Mr. Kales and Dr. Kushwah that Greeneacres Medical Corp. and 2499597 Ontario Inc. are not operational businesses and do not require any material amount of their time.

In addition to his position as the Chief Operating Officer of the Company, Dr. Kushwah is the chief executive officer of DeepSpatial Inc. ("DeepSpatial"), which trades on the Canadian Securities Exchange (the "CSE").  He divides his business time between the Company and DeepSpatial.

Mr. Kales is the chairman of the board of DeepSpatial and is the Chief Executive Officer of the Company.  Like Dr. Kushwah, Mr. Kales also divides his business time between the Company and DeepSpatial.

In addition to his position as Chief Financial Officer of the Company, Mr. Malhotra holds positions as the chief financial officer in the following early-stage companies: Nerds on Site Inc. (CSE/ OTCQB), Binovi Technologies Corp. (TSX-V/OTC QB), DeepSpatial and Aion Therapeutic Inc. (CSE).  Mr. Malhotra anticipates devoting approximately 20% of his business time to the Company.  Should the Company require more of his time in the future, Mr. Malhotra will adjust his commitment or obtain additional support.

In response to your comment we have revised our risk factor regarding conflicts of interest and disclosure on page 10 of the Registration Statement, reproduced below for your convenience. Also, we added the above information to the biographies of the respective officers and directors in Item 6.A beginning on page 30 of the registration statement (Word version attached herewith).

US Securities and Exchange Commission

August 6, 2021

Conflicts of Interest

Dr. Kushwah (Chief Operating Officer), Mr. Malhotra (Chief Financial Officer) and Mr. Kales (Chairman of the Board) are each officers of other companies.  As such, none of them devotes all of his time to the Company and each of them must make decisions as to how to allocate their time.  As a result, the possibility of conflicts exists.  Any decisions made by Mr. Kushwah or Mr. Kales as directors of the Company will be made in accordance with the duties and obligations of directors to deal fairly and in good faith with the Company. In addition, such directors may declare, and refrain from voting on, any matters in which such directors may have a conflict of interest. For more information regarding the outside activities of our officers, please see Item 6.A "Directors and Senior Management" below.

E. Share Ownership, page 31

11) Please disclose the options granted to the individuals listed in this section.  Refer to Item 6.E.1 of Form 20-F.

Response 11)

In response to the Staff's comment, we have added the following disclosure on page 40 of the registration statement (Word version attached).

Options Granted and Exercisable as of January 31 2021

	Number of options
	Exercisable	Exercise	Expiry
	as of January 31, 2021	Price	date

Sheldon Kales	1,625,000	$0.15	April 6, 2021
Rahul Kushwah	1,625,000	$0.15	April 6, 2021
Tomas Sipos	200,000	$0.15	April 6, 2021
Ajit Kumar	150,000	$0.15	April 6, 2021
Rakesh Malhotra	50,000	$0.15	April 6, 2021
TOTAL	3,650,000

US Securities and Exchange Commission

August 6, 2021

Item 10. Additional Information

B. Memorandum and Articles of Association, page 38

12) Please disclose what action is necessary to change the rights of shareholders, as required by Item 10.B.4 of Form 20-F.

Response 12)

We have added a description of the action necessary to change the rights of shareholders under Item 10 on page 49 of the registration statement, reproduced below for your convenience.

Alteration of the Rights of Shareholders

All or any of the rights attached to our common shares, or any other class of shares duly authorized may, subject to the provisions of our articles or the BCBCA, be altered by a special resolution passed at a meeting of the holders of the shares of that class.  A "special resolution" is a resolution passed by not less than two-thirds of the votes cast by the shareholders entitled to vote on the resolution at a meeting of shareholders at which a quorum is present.

Financial Statements

Independent Auditors' Report, page F-3

13) Please have your auditor revise both audit reports to include a statement that the audit was conducted "in accordance with the standards of the Public Company Accounting Oversight Board (United States)."

Response 13)

Revised audit reports including the requested language are annexed to Amendment No. 1 as Exhibits 15.  As noted below as well, as an Emerging Growth Company, the Company has elected to include two years or audited financial reporting and delete the earlier financial statements for the year ended January 31, 2020 with comparative disclosure for fiscal 2019.  The Company's Amended Statement on Form-20F contains audited financial statements for the years ended January 31, 2021 and 2020.  The revised audit report contains the requested statement.

14) Please have your auditor revise their reports to explicitly state that the financial statements are presented in accordance with International Financial Reporting Standards (IFRS) "as issued by the IASB".

Response 14)

A revised Report of the Auditors is included on page F-3 of the Financial Statements that are a part of Amendment No. 1.

US Securities and Exchange Commission

August 6, 2021

Consolidated Statements of Loss and Comprehensive Loss, page F-41

15) Please revise all prior period financial statements to account for the disposition of Cultivar JA in accordance with paragraph 34 of IFRS 5.

Response 15)

As noted above, the Company has deleted its financial statements for the year ended January 31, 2020 with comparative disclosure for fiscal 2019.  We believe the financial statements for the years ended January 31, 2021 and 2020 satisfy the requirements of paragraph 34 of IFRS 5 and that the restatement requested would have related to the fiscal year ended January 31, 2019.

As a Foreign Private Issuer whose primary regulator is the Ontario Securities Commission, the Company filed its 2020/2019 Financial Statements on the SEDAR System in Canada where the Company's shares currently trade on the Canadian Securities Exchange (the "CSE").  The Company would like to avoid re-stating the 2019 Comparative Period because it has been publicly on file in Canada for over a year and we do not believe they are required.  Restating the 2019 comparative period would require re-auditing events that occurred in 2019.  The Company sold its interest in the Jamaican company in which the prior business was conducted (Cultivar JA) in March of 2020.

We look forward to hearing from you.  Thank you.

Very truly yours,

KAVINOKY COOK LLP

/s/	Jonathan H. Gardner
Jonathan H. Gardner